Contact

www.linkedin.com/in/thomasashley
(LinkedIn)
www.invincibleent.com (Company)
www.galxy.tv (Company)
www.watchitscream.com
(Company)

Top Skills

Sales

Content Development

Executive Management

Publications

Business Rockstars Sold to
Invincible Entertainment

Thomas Ashley

CEO at Invincible
Philadelphia, Pennsylvania, United States

Summary

Tom Ashley is a media and technology executive and entrepreneur with over twenty years of experience in motion picture distribution and streaming media technology. A first mover in OTT and Streaming, Ashley developed some of the earliest tech used to enable the streaming of movies on mobile devices which lead to the development of multiple streaming services since 2008.

In November of 2020 Tom completed a $20 million acquisition of the streaming business network, Business Rockstars, adding the streaming television network to Invincible's portfolio of 16 FAST television networks. All of the Invincible channel line-up, along with 3rd party premium content and channels be found on the company's flagship streaming platform Galxy.

Ashley has negotiated and secured content licensing arrangements from major studios including Warner Brothers, Paramount, Universal, Fox, Sony, Starz Digital Media, as well as countless independent studios. As Invincible's CEO, Tom has continued to build and expand its direct film and television distribution partnerships across multiple verticals with companies such as Viacom, Amazon, Comcast, Dish, DirecTV, Roku, Verizon, InDemand, Samsung, LG, Vizio, Windstream, Tubi, Pluto TV, Plex and VuBiquity.

Tom's leadership and tenure in the media Industry has been paramount in driving his track-record for growth. Under his stewardship Invincible has become a major independent media group with nearly 10,000 film and TV assets under management. Invincible's digital distribution footprint reaches well over 50 Million unique viewers every month and Ashley continues to be a pioneer in OTT and streaming media solutions.

Tom's success is rooted in humble beginnings, getting his start in entertainment early he worked on his first movie set at the age of 14, and never looked back. Tom quickly grew through the ranks, serving multiple roles in creating music videos and television commercials for some of the world's most recognizable artists and brands. Tom is a proud member of the board for the Philadelphia Film Society, the non-profit organization behind the Philadelphia Film Festival, and Board Member of the Patient and Family Advisory Council at the Abramson Cancer Center at the Hospital of the University of Pennsylvania.

Tom is a cancer survivor and lives in Flourtown, PA with his wife Danielle and son Parker.

Experience

Invincible
CEO
June 2006 - Present (18 years 6 months)

YTA
CEO
September 2022 - Present (2 years 3 months)
Philadelphia, Pennsylvania, United States

Tom Joined YTA as CEO upon Invincible Entertainment's acquisition in September of 2022. YTA is a natural fit complimenting Invincible's extensive FAST Streaming Business.

AnteSocial
Founder and CEO
March 2018 - Present (6 years 9 months)
Greater Philadelphia Area

The First democratic social media network where up to 70% of revenues flow back to the users.

FlixFling
Founder and CEO
September 2010 - December 2019 (9 years 4 months)

Motion Picture streaming platform.

PowerHouse Media
President
2000 - 2007 (7 years)



Education

The Art Institutes
Production Design · (1994 - 1996)